SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                                        Commission File Number: 0001-000052

                        NOTIFICATION OF LATE FILING

 (X) Form 10-K    ( ) Form 11-K    ( ) Form 20-F    ( ) Form 10-Q
 ( ) Form N-SAR

      For Period Ended: December 31, 1999

 ( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
 ( ) Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                   PART I
                           REGISTRANT INFORMATION

 Full name of registrant: Sunbeam Corporation

 Former name, if applicable: Not Applicable

 Address of principal executive office: 2381 Executive Center Drive City, state and zip code: Boca Raton, Florida 33431


                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 (X) (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)  The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached, if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      As previously disclosed, concurrent with the 1998 acquisitions by Sunbeam Corporation (the "Company") of First Alert, Inc., Signature Brands, Inc. and a controlling interest in The Coleman Company, Inc., the Company replaced its $250 million syndicated unsecured five-year revolving credit facility with a new bank credit facility. The new bank credit facility provided for aggregate borrowings of up to $1.7 billion and, in addition to other customary covenants, required the Company to maintain specified consolidated leverage, interest coverage and fixed charge coverage ratios. As a result of, among other things, its operating losses incurred during the first half of 1998, the Company has not been in compliance with the foregoing covenants. Consequently, the Company and its lenders have entered into a number of amendments to the credit facility pursuant to which the lenders have either waived the Company's non-compliance with these covenants or amended the terms of the covenants with which the Company must comply. The most recent amendment to the credit facility is scheduled to expire on April 10, 2000, and the Company is currently engaged in discussions with the lenders regarding an extension or further amendment.

      As a result of the significant time and effort expended by the Company's management in connection with the negotiation of the credit facility amendment referred to above, the Company will not be in a position to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999. Nevertheless, the Company does intend to file its Annual Report on Form 10-K for the 1999 fiscal year no later than the fifteenth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:


 Steven R. Isko, Esq.           (561)                   912-4100
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     (Name)                     (Area Code)           (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                           ( ) Yes   (X) No

 The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which was required to be filed with the Commission on or before March 31, 1999, was not filed with the Commission until May 11, 1999. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999, which was required to be filed with the Commission on or before May 15, 1999, was not filed with the Commission until June 11, 1999.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          ( ) Yes   (X)  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Sunbeam Corporation
 ----------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date: March 31, 2000             By: /s/ Steven R. Isko
                                      ---------------------------------
                                      Steven R. Isko
                                      Senior Vice President and General
                                      Counsel